November 8, 2024

Benjamin Gagnon
Chief Executive Officer
Bitfarms Ltd.
110 Yonge Street, Suite 1601
Toronto, Ontario, Canada M5C 1T4

       Re: Bitfarms Ltd.
           Registration Statement on Form F-4
           Filed October 15, 2024
           File No. 333-282657
Dear Benjamin Gagnon:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4
General

1. Please confirm your understanding that we will not be in a position to declare your registration statement on Form F-4 effective until all outstanding comments regarding
       Bitfarms' Form 40-F and Stronghold's Form 10-K for the fiscal year ended December
       31, 2023 have been resolved. Also, to the extent that any comments related to our reviews of Bitfarms' Form 40-F and Stronghold's Form 10-K apply to disclosure in the registration statement, please make corresponding revisions to all affected disclosure.
Conditions to Completion of the Merger, page 7

2. Please revise here to disclose which of the conditions of the merger agreement listed on pages 7 and 8 may be waived.
 November 8, 2024
Page 2

Summary
Regulatory Approvals, page 7

3. We note your disclosure on page 7 that "[u]nder the merger agreement, Stronghold and Bitfarms must cooperate in good faith and jointly determine no later than 45 days following the execution of the merger agreement whether pre-merger filings are required under the HSR Act" and that "[i]f the parties determine that such filings are required, they must make these filings no later than 10 business days following the date of such determination." Please update to disclose your determination regarding whether pre-merger filings are required under the HSR Act, and, if so, the date such filings were made.
Termination of the Merger Agreement, page 9

4. Please revise your disclosure on page 9 to include a summary of the termination fees that each party may owe pursuant to the merger agreement.
The Merger Proposal
Background of the Merger, page 38

5. Please revise your disclosure in this section to identify the key representatives from
       Bitfarms and Stronghold that attended each of the meetings related to this transaction.
6. Please revise your disclosure in the last paragraph on page 21 to identify the members of the Bitfarms Special Committee formed on April 16, 2024. Please identify how many unsolicited proposals Bitfarms received and the number of third parties from whom it received such proposals.
7. Please revise to update your disclosure in this section to address Bitfarms' negotiations with Riot, including Riot's requisitioning of a special meeting of Bitfarms shareholders, Riot's purchase of Bitfarm's shares, the hearing regarding the poison pill before the Capital Markets Tribunal of the Ontario Securities Commission, the change to the Bitfarms board on June 27, 2024 and the settlement agreement between Riot and Bitfarms. In addition, to the extent that Stronghold considered the ongoing negotiations between Riot and Bitfarms while negotiating the terms of the merger agreement or discussed the situation with Bitfarms, please disclose. Similarly, to the extent that Bitfarms considered Riot's takeover attempt and the ongoing negotiations with Riot in connection with its negotiations with Stronghold, please disclose.
8. Please revise to disclose the exchange ratio proposed by Stronghold on July 29, 2024 and whether the August 2, 2024 Bitfarms' revised merger agreement changed the proposed exchange ratio, and, if so, the exchange ratio included in the August 2, 2024 revised merger agreement.
Board of Directors and Management of Bitfarms after the Merger, page 48

9. Please revise your disclosure on page 48 and in the summary section of the registration statement to discuss how the September 23, 2024 Settlement Agreement between Bitfarms and Riot may change the size and composition of the Bitfarms board and disclose the issues that will be considered at the November 20, 2024 special meeting of shareholders. In this regard, we note your disclosure on page 53 that one of
 November 8, 2024
Page 3

       the risks considered by the Stronghold board of directors was related to potential governance changes at Bitfarms prior to closing including the possibility that a majority of the Bitfarms board of directors may be replaced during the pendency of the merger. In addition, in an appropriate place in your registration statement, please include a description of the material terms of the September 23, 2024 Settlement
       Agreement between Bitfarms and Riot and discuss changes to the Bitfarms board of directors and its executive officers that have occurred to date as a result of negotiations with Riot.
Bitfarms' Reasons for the Merger, page 49

10. In an appropriate place, please provide additional detail regarding the initiatives you mention on page 49. For example:
           describe the energy trading, demand response and curtailment programs in which
           Bitfarms will be able to participate;
           describe, the "opportunity for a transformative fleet upgrade" to improve efficiency and hash rate, by providing quantitative information that compares the hash rate and age of Bitfarms' existing miners with the hash rate of Bitfarms' fleet of miners following the merger;
           provide a definition of HPC/AI and discuss how you intend to implement and use
           HPC/AI following the merger; and
           describe your plans to add technologies that generate power from remediation, land reclamation and detoxification of waterways and why the merger allows you to add such technologies.
11. Please revise your disclosure on page 50 to quantify the "substantial transaction fees and costs in connection with the merger."
Unaudited Pro Forma Condensed Combined Financial Statements
Note 4. U.S. GAAP to IFRS Adjustments to the Historical Financial Statements of Stronghold, page 118

12. We note that Stronghold has cryptocurrency mining revenue and cryptocurrency hosting revenue. Please tell us about your consideration of whether there is any U.S.
       GAAP to IFRS adjustment for Stronghold's revenue recognition.
Note 5. Pro Forma Adjustments and Assumptions for the Merger, page 119

13. Refer to adjustment (c). We note no purchase price adjustment to the valuation of
       Stronghold's property, plant and equipment. Please tell us how you considered the purchase price allocation to these assets. Further, please tell us your consideration of other identifiable intangible assets to be acquired in the acquisition. Refer to IFRS
       3.10-14 and B31-40.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 8, 2024
Page 4

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Tillan at 202-551-3604 or Rolf Sundwall at 202-551-3105 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Christopher Barlow